Mail Stop 4561

October 17, 2006

VIA U.S. MAIL AND FAX (972-238-7652)

Mr. Christopher C. Domijan
Chief Financial Officer
Aces Wired, Inc.
11827 Judd Ct.
Dallas, TX 75243

>   **Re: Aces Wired, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed October 10, 2006**
>   **File No. 333-96589**

Dear Mr. Domijan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 of Form 8-K filed October 10, 2006

1.   Please revise your disclosure to include the date your relationship with Hawkins Accounting ended.

2.   Please revise your disclosure to cover the interim period from the date of the last audited financial statements to the date of dismissal of your former auditors rather than June 30, 2006. See Item 304(a)(1)(IV) of Regulation S-K.

Aces Wired, Inc.
October 17, 2006

3.   Please amend your Form 8-K to include the required letter from your former
        auditor as exhibit 16.

        As appropriate, please amend your filing within five business days or tell us when
you will respond. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;
·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        Any questions regarding the above should be directed to me at (202) 551-3466.

                                                Sincerely,

                                                Matthew Maulbeck
                                                Staff Accountant